Filed by CenturyTel, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pur-
suant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Embarq Corporation, File #001-32732

Forward Looking Statements

Except for the historical and factual information contained herein, the matters set forth in the website that you are about to enter, including statements as to the expected benefits of the acquisition such as efficiencies, cost savings, enhanced revenues, growth potential, market profile and financial strength, and the competitive ability and position of the combined company, and other statements identified by words such as "estimates," "expects," "projects," "plans," and similar expressions are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including receipt of required approvals by CenturyTel and EMBARQ stockholders and regulatory agencies, the possibility that the anticipated benefits from the acquisition cannot be fully realized or may take longer to realize than expected, the possibility that costs or difficulties related to the integration of EMBARQ operations into CenturyTel will be greater than expected, the ability of the combined company to retain and hire key personnel, the impact of regulatory, competitive and technological changes and other risk factors relating to our industry as detailed from time to time in each of CenturyTel's and EMBARQ's reports filed with the Securities and Exchange Commission (SEC). There can be no assurance that the proposed acquisition will in fact be consummated. You should not place undue reliance on these forward-looking statements, which speak only as of the date of publication of the materials on this website. Unless legally required, CenturyTel and EMBARQ undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

CenturyTel and EMBARQ plan to file a joint proxy statement-prospectus with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT-PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain the joint proxy statement-prospectus, as well as other filings containing information about CenturyTel and EMBARQ, free of charge, at the website maintained by the SEC at www.sec.gov. Copies of the joint proxy statement-prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement-prospectus can also be obtained, free of charge, by directing a request to CenturyTel, 100 CenturyTel Drive, Monroe, Louisiana, 71203 Attention: Corporate Secretary, or to EMBARQ, 5454 West 110th Street, Overland Park, KS, 66211, Attention: Shareholder Relations. The respective directors and executive officers of CenturyTel and EMBARQ and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding CenturyTel's directors and executive officers is available in its proxy statement filed with the SEC by CenturyTel on March 27, 2008, and information regarding EMBARQ directors and executive officers is available in its proxy statement filed with the SEC by EMBARQ on March 17, 2008. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the joint proxy statement-prospectus and other relevant materials to be filed with the SEC when they become available. This website and the materials and communications contained in this website shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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Merger Will Create an Industry-Leading Communications Provider

The CenturyTel and EMBARQ merger combines two leading communications companies with customer-focused and industry leading capabilities dedicated to delivering superior telecommunications services to rural markets and small to midsize cities throughout the country.

Once the merger is complete, the result will be a much stronger, more diverse company with the ability to deliver a broader range of products and services to customers, including broadband, expanded IPTV, and wireless data offerings.

Combined, CenturyTel and EMBARQ will have an operating presence in 33 states, approximately eight million access lines, two million broadband customers and approximately 400,000 video subscribers.

In addition to bringing together the complementary assets, geographic coverage and outstanding employees of both companies, this combination unites two very similar corporate cultures that share a strong commitment to their customers and the communities they serve.

This transaction is expected to deliver immediate value and provide significant growth potential via a combined company that is better positioned to compete and win in an increasingly competitive marketplace. Together, CenturyTel and EMBARQ are creating one of the leading communications companies in the United States.

"In addition to bringing together the complementary assets, geographic coverage and outstanding employees of both companies, this combination unites two very similar corporate cultures that share a strong commitment to their customers, employees and communities. I look forward to working with the combined CenturyTel and EMBARQ team to continue providing outstanding service and enhanced offerings to our customers."

— Glen F. Post III, CenturyTel's Chairman and Chief Executive Officer

"In CenturyTel, we have found a terrific strategic partner, one with an outstanding history of providing quality and innovative products and services to its customers across the country. We are looking forward to joining with a partner who shares our commitment to customers, employees and the communities we serve."

— Tom Gerke, EMBARQ's Chief Executive Officer

Five Reasons the Merger of CenturyTel and EMBARQ is a Win for Customers, Employees and Communities

1. **Creates an Industry Leading Communications Provider**
   - Through expanded networks, combining talented employees and pooled corporate resources, we expect to create a stronger company with a broader range of products and services
   - Combined operations summary (approximate numbers):
     - 33 states with eight million access lines
     - Two million broadband customers
     - 400,000 video subscribers
     - CenturyTel's nearly 17,000-mile core fiber network
2. **Expands the Suite of Products and Solutions for our Communities**
   - Combined company expects to be a leading broadband provider with increased coverage, higher speeds, increased value and greater choice to customers
   - CenturyTel launched viable cable alternative with **IPTV** service in two markets with strong customer acceptance
   - CenturyTel's **700 MHz** spectrum creates opportunities for wireless data and voice capabilities in multiple states
   - EMBARQ offers **IP products** to support businesses of all sizes
   - Combined company will have a stronger **Wholesale Division**
3. **Enhances Employees' Options**
   - A larger, stronger combined company is expected to create employment and professional development opportunities over the long term
   - Value of the merger includes reduction of corporate overhead, consolidation of duplicate functions, enhanced revenue opportunities and increased operational efficiencies
   - Corporate HQ will remain in Monroe, LA, with significant presence in Overland Park, KS (EMBARQ's current HQ)
4. **Builds Greater Financial Strength and Stability**
   - Combined company anticipates having financial characteristics consistent with those of companies rated "investment grade" – a characteristic that both CenturyTel and EMBARQ possess today
   - Combined company expects to have the financial stability and access to capital to continue to provide reliable and innovative services in the increasingly competitive communications marketplace
5. **Unites an Experienced Leadership Team**
   - Glen Post will continue to lead as CEO
   - Tom Gerke, current EMBARQ CEO, will assume the role of executive Vice-Chairman
   - Senior leadership team includes CenturyTel's COO Karen Puckett and CFO Stewart Ewing
   - Board to be composed of directors from both companies, 8 Directors from CenturyTel / 7 Directors from EMBARQ
   - Bill Owens, current EMBARQ non-executive Chairman, will be non-executive Chairman
   - Harvey Perry will continue in his role as CenturyTel's non-executive Vice-Chairman


• Local Operations in 33 States
• Approximately
· 8 Million Access Lines
· 2 Million Broadband Customers
· 400,000 Video Subscribers
EMBARQ
CenturyTel
LightCore Lit Fiber
LightCore Dark Fiber
CLEC/Metro Fiber Rings

Combined, Century-Tel and EMBARQ will have an operating presence in 33 states, approximately eight million access lines, two million broadband customers and approximately 400,000 video subscribers.

This combination unites two very similar corporate cultures that share a strong commitment to their customers and the communities they serve.

Materials are current as of the date(s) on each fact sheet. To learn more about our services in your state, click on the appropriate link:

CenturyTel Services	EMBARQ Services
Alabama	Florida
Arkansas	Indiana
Colorado	Kansas
Georgia	Minnesota
Idaho	Missouri
Illinois	North Carolina
Indiana	Nebraska
Iowa	New Jersey
Louisiana	Nevada
Michigan	Ohio
Minnesota	Oregon
Mississippi	Pennsylvania
Missouri	South Carolina
Montana	Tennessee
New Mexico	Texas
North Carolina	Virginia
Ohio	Washington
Oregon	Wyoming
Tennessee	
Texas	
Washington	
Wisconsin	
Wyoming	

The CenturyTel / EMBARQ transaction has received favorable response from government officials, industry analysts, and telecom experts

"Today CenturyTel announced an exciting new merger with Embarq. If the transaction is successfully completed, Louisiana will have its third Fortune 500 Company by roughly June of next year."
-Governor Bobby Jindal (R-LA)
Source: Letter from Governor Jindal printed in *The Bayou Buzz*. October 27, 2008

"We think this change and the buyout will offer more opportunities."
-Lisa Meadows, CEO of Bristol Chamber of Commerce
Source: Hunter, Amy. "Louisiana Company Buys Embarq." *The Bristol Herald Courier*. October 29, 2008

"Most importantly the deal should be accretive to free cash flow per share, the most important metric for the rural carriers."
-Nelson, Michael. Stanford Group.
Source: "CenturyTel to acquire Embarq in $5.8 billion deal." *Reuters*. October 27, 2008

"The combined company would be, by far, the largest independent LEC in the country, with over eight million access lines and over two million DSL subscribers."
-King, Christopher. Stifel Nicolaus.
Source: "CTL Agrees to buy Embarq in all-stock deal." Stifel Nicolaus. October 27, 2008

Neither CenturyTel nor EMBARQ has requested or obtained the consent of any of the authors or original publications of the statements quoted above for use on this website or as proxy soliciting material.